EXHIBIT (a)(1)(iii)

E-mail Communication

To:	Eligible AMD Employees
From:	Anne Lew, Benefits, and
Carol Gross, Treasury Services

Pursuant to Tom McCoy and Stan Winvick’s announcement earlier today, click on the link below to go to the Offer to Exchange Certain Outstanding Options and Election Concerning Exchange of Stock Options form, additional communications regarding the program, as well as summaries of your option grants that are eligible for exchange as of the exchange date. Read the information provided and carefully consider your decision.

If you wish to participate in this program, your Election Concerning Exchange of Stock Options form must be submitted electronically no later than 9:00 p.m. Pacific (California) Time on July 25, 2003, unless this offer is extended. If you have technical difficulties with the website and cannot submit your form electronically send an e-mail to cancelandregrant.questions@amd.com or contact Carol Pleva at ext. 42633 and request that a form be mailed to you. Include specific mailing instructions and the reasons for your request in your e-mail.

If you have further questions after reading the Offer to Exchange Certain Outstanding Options and the Election Concerning Exchange of Stock Options form, you are invited to e-mail your questions to our internal e-mail address: cancelandregrant.questions@amd.com, and we will respond to your questions.

Stock Option Exchange Website: http://hr/stock/exchange

The website will allow you to view the following documents:

•	Frequently Asked Questions (excerpt from the Offer)

•	Offer to Exchange Certain Outstanding Stock Options

•	Election Concerning Exchange of Stock Options form

•	Memorandum from Stan Winvick and Tom McCoy